Filed Pursuant to Rule 433
Registration No. 333-223208
March 13, 2018
FREE WRITING PROSPECTUS
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018 and
Stock-Linked Underlying Supplement dated February 26, 2018)

HSBC USA Inc.

Autocallable Yield Notes



Linked to two Reference Stocks (the common stocks of Microsoft Corporation and PayPal Holdings, Inc.)

► Annualized quarterly coupons of at least 10.50% per annum (to be determined on the Pricing Date), to be paid in equal quarterly installments

► Callable quarterly on or after June 18, 2018 if the price of each Reference Stock is at or above its Initial Price

► If the Notes are not called and a Trigger Event occurs, there is full exposure to declines in the Least Performing Reference Stock, and you will lose all or a portion of your principal amount.

► A Trigger Event will occur if one or more of the Reference Stocks has a Final Price that is less than its Trigger Price (which is 80% of the Initial Price)

► Approximately 1 year if not called prior to maturity

► All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Yield Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-9 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $965.00 and $975.00 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-6 and "Risk Factors" beginning on page FWP-9 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per security	$1,000		
Total			

[1]HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.00% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this free writing prospectus.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

Indicative Terms[1]

Principal Amount	$1,000 per Note
Term	Approximately 1 year, if not called prior to maturity.
Reference Asset	Composed of the Common Stock of Microsoft Corporation (Nasdaq symbol: MSFT) and PayPal Holdings, Inc. (Nasdaq symbol: PYPL), (each a Reference Stock" and together the "Reference Stocks")
Call Feature	The Notes will be automatically called if the Official Closing Price of each Reference Stock is at or above its Initial Price on any Observation Date on or after June 18, 2018.[2] In such case, you will receive a cash payment, per $1,000 Principal Amount of Notes, equal to the Principal Amount plus the coupon payment payable on the corresponding Call Payment Date.[2]
Annual Coupon Rate	At least 10.50% per annum, payable at 2.625% of the Principal Amount per quarter (to be determined on the Pricing Date).
Payment at Maturity per Note	Unless the Notes are automatically called, for each $1,000 Principal Amount of Notes, you will receive a payment on the Maturity Date calculated as follows, plus the final coupon payment: - If a Trigger Event does not occur, 100% of the Principal Amount. - If a Trigger Event occurs: $1,000 + ($1,000 ×Final Return of the Least Performing Reference Stock).
Trigger Price	With respect to each Reference Stock, 80% of its Initial Price
Trigger Event	A Trigger Event occurs if the Official Closing Price of any Reference Stock is below its Trigger Price on the Final Valuation Date. [2]
Final Return	With respect to each Reference Stock, $$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$
Least Performing Reference Stock	The Reference Stock with the lowest Reference Return
Trade Date	March 16, 2018
Pricing Date	March 16, 2018
Original Issue Date	March 21, 2018
Final Valuation Date[3]	March 16, 2019
Maturity Date[3]	March 21, 2019
CUSIP/ISIN	40435FWK9 / US40435FWK91

The Notes

The Notes may be suitable for investors who believe that the Final Price of each Reference Stock will not be less than its Trigger Price and who seek fixed quarterly coupon payments (higher than the yield on traditional conventional debt securities with a similar term and issued by issuers with a credit rating similar to ours), as long as the Notes are not automatically called.

If the Notes are not automatically called and if a Trigger Event does not occur on the Final Valuation Date, you will receive the Principal Amount at maturity plus the final coupon payment.

If the Notes are not automatically called and if a Trigger Event occurs on the Final Valuation Date, you will be exposed to downside performance of the Least Performing Reference Stock on a 1-to-1 basis. In that case, you will lose some or all of your Principal Amount and even with the coupon payments made prior to maturity, your return on the Notes may be negative.

If the Official Closing Price of each Reference Stock is at or above its Initial Price on any Observation Date, your Notes will be automatically called and you will receive a payment equal to the Principal Amount plus the coupon payment payable on the corresponding Call Payment Date.



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[1] As more fully described on page FWP-4.
[2] See page FWP-5 for Observation Dates, Call Payment Dates and Coupon Payment Dates.
[3] Subject to postponement as described under "Additional Terms of the Notes" in the accompanying Stock-Linked Underlying Supplement

Illustration of Payment Scenarios

Your payment on the Notes will depend on whether the Notes have been automatically called and whether a Trigger Event occurs. Regardless of whether a Trigger Event occurs, you will receive your quarterly coupons on each Coupon Payment Date, subject to your Notes being automatically called. If you lose some or all of your Principal Amount, even with the coupon payments made prior to maturity, your return on the Notes may be negative.



Information about the Reference Stocks

Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software. The company also develops video game consoles and digital music entertainment devices.





PayPal Holdings, Inc. operates as a technology platform company that enables digital and mobile payments on behalf of consumers and merchants. The company offers online payment solutions. PayPal Holdings, Inc. commenced trading on July 6, 2015 and therefore has a limited historical performance.

The graphs above illustrate the performance of the Reference Stocks from January 1, 2008 through March 7, 2018. Past performance is not necessarily an indication of future results. For further information on the Reference Stocks please see "Information Relating to the Reference Stocks" beginning on page FWP-14. We have derived all disclosure regarding the Reference Stocks from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Stocks.

HSBC USA Inc.
Autocallable Yield Notes



This free writing prospectus relates to a single offering of Autocallable Yield Notes. The Notes will have the terms described in this free writing prospectus and the accompanying prospectus supplement, prospectus and Stock-Linked Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Stock-Linked Underlying Supplement, the terms described in this free writing prospectus shall control.

This free writing prospectus relates to an offering of Notes linked to the performance of the common stock of Microsoft Corporation, and PayPal Holdings, Inc. (the "Reference Asset"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The common stock of Microsoft Corporation (Nasdaq symbol: MSFT) and PayPal Holdings, Inc. (Nasdaq symbol: PYPL),(each a "Reference Stock" and together the "Reference Stocks")
Trade Date:	March 16, 2018
Pricing Date:	March 16, 2018
Original Issue Date:	March 21, 2018
Final Valuation Date:	March 16, 2019, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, expected to be March 21, 2019. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Call Feature:	We will automatically call the Notes beginning on June 21, 2018 if the Official Closing Price of each Reference Stock is at or above its Initial Price on any Observation Date. If the Notes are automatically called, you will receive a cash payment, per $1,000 Principal Amount of Notes, equal to the Principal Amount plus the coupon payment payable on the corresponding Call Payment Date.
Payment at Maturity:	Unless the Notes are automatically called, on the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value plus the final coupon payment.
Final Settlement Value:	If the Notes are not automatically called you will receive a payment on the Maturity Date calculated as follows:
	▸ If a Trigger Event does not occur, 100% of the Principal Amount.
	▸ If a Trigger Event occurs: $1,000 + ($1,000 ×Final Return of the Least Performing Reference Stock). If the Notes are not automatically called and a Trigger Event occurs, you will lose up to 100% of your Principal Amount at maturity regardless of the performance of the other Reference Stocks.
Trigger Event:	A Trigger Event occurs if the Official Closing Price of any of the Reference Stocks is below its Trigger Price on the Final Valuation Date.
Trigger Price:	For each Reference Stock, 80% of the Initial Price of that Reference Stock.
Least Performing Reference Stock:	The Reference Stock with the lowest Final Return.
Observation Dates:	June 18, 2018, September 18, 2018, December 18, 2018 and the Final Valuation Date. The Observation Dates are subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
Call Payment Dates:	The Coupon Payment Date following the applicable Observation Date. The Call Payment Dates are subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Annual Coupon Rate (paid quarterly):	At least 10.50% per annum, to be paid at 2.625%of the Principal Amount per quarter (to be determined on the Pricing Date).

Coupon Payment Dates:	June 21, 2018, September 21, 2018, December 21, 2018 and the Maturity Date. The Coupon Payment Dates are subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Final Return:	With respect to each Reference Stock, the quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

Initial Price:	With respect to each Reference Stock, its Official Closing Price on the Pricing Date.
Final Price:	With respect to each Reference Stock, its Official Closing Price on the Final Valuation Date.
CUSIP/ISIN:	40435FWK9 / US40435FWK91
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

GENERAL

This free writing prospectus relates to the offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Stocks, you should not construe that fact as a recommendation as to the merits of acquiring an investment in any of the Reference Stocks or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the Stock-Linked Underlying Supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Stock-Linked Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-9 of this free writing prospectus, beginning on page S-1 of the prospectus supplement and beginning on page S-1 of the Stock-Linked Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ Stock-Linked Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010772/tv486721_424b2.htm

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT ON THE NOTES

Call Feature

The Notes will be automatically called beginning on June 18, 2018 if the Official Closing Price of each Reference Stock is at or above its Initial Price on any Observation Date. If the Notes are automatically called, investors will receive a cash payment per $1,000 Principal Amount of Notes equal to the Principal Amount plus the coupon payment payable on the corresponding Call Payment Date.

Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment equal to the final coupon payment plus the Final Settlement Value determined as follows:

▸ If a Trigger Event does not occur, 100% of the Principal Amount.

▸ If a Trigger Event occurs: $1,000 + ($1,000 ×Final Return of the Least Performing Reference Stock). If the Notes are not automatically called and a Trigger Event occurs, you will lose up to 100% of the Principal Amount at maturity, regardless of the performance of the other Reference Stocks.

Coupon

Unless the Notes are automatically called, on each Coupon Payment Date, for each $1,000 Principal Amount of Notes, you will be paid an amount equal to the product of (a) $1,000 multiplied by (b) the Annual Coupon Rate divided by four. The expected Coupon Payment Dates are set forth above. The Coupon Payment Dates are subject to postponement for non-business days and other events as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled "Description of Notes—Interest and Principal Payments—Recipients of Interest Payments" on page S-12 in the accompanying prospectus supplement.

The Annual Coupon Rate will be at least 10.50% per annum, to be determined on the Pricing Date, and to be paid in equal quarterly installments.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▸ You believe that the Official Closing Price of each of the Reference Stocks will not be below its Trigger Price on the Final Valuation Date.

▸ You are willing to make an investment that is potentially exposed to downside performance of the Least Performing Reference Stock on a 1-to-1 basis.

▸ You are willing to hold the Notes that will be automatically called on any Observation Date on which the Official Closing Price of each Reference Stock is at or above its Initial Price, or you are otherwise willing to hold the Notes to maturity.

▸ You are willing to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes.

▸ You are willing to be exposed to the possibility of early redemption.

▸ You are willing to forgo dividends or other distributions paid to holders of the Reference Stocks.

▸ You are willing to hold the Notes to maturity.

▸ You do not seek an investment for which there will be an active secondary market.

▸ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▸ You believe that the Official Closing Price of one or more of the Reference Stocks will be below its Trigger Price on the Final Valuation Date.

▸ You are unwilling to make an investment that is potentially exposed to downside performance of the Least Performing Reference Stock on a 1-to-1 basis.

▸ You are unable or unwilling to hold the Notes that will be automatically called on any Observation Date on which the Official Closing Price of each Reference Stock is at or above its Initial Price, or you are otherwise unable or unwilling to hold the Notes to maturity.

▸ You are unwilling to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes.

▸ You are unwilling to be exposed to the possibility of early redemption.

▸ You prefer to receive the dividends or other distributions paid on the Reference Stocks.

▸ You prefer a product that provides upside participation in the Reference Stocks, as opposed to the coupon being offered with respect to your Notes.

▸ You seek an investment for which there will be an active secondary market.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and beginning on page S-1 of the accompanying Stock-Linked Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the Reference Stocks. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▸ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▸ "—General Risks Related to Reference Stocks" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes do not guarantee any return of principal and you may lose all of your Principal Amount.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that if the Notes are not automatically called and if a Trigger Event occurs on the Final Valuation Date the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes and you will lose 1% for each 1% that the Final Return of the Least Performing Reference Stock In that case, the Payment at Maturity is expected to be worth significantly less than the Principal Amount and you could lose all of your Principal Amount if the Final Price of the Least Performing Reference Stock falls to zero. In that case, even with the coupon payments made prior to maturity, your return on the Notes may be negative.

You will not participate in any appreciation in the price of any of the Reference Stocks.

The Notes will not pay more than the Principal Amount, plus the coupon payments, at maturity or if the Notes are automatically called. Even if the Final Return of each Reference Stock is greater than zero, you will not participate in the appreciation of any Reference Stock. Assuming the Notes are held to maturity, the maximum amount payable with respect to the Notes will not exceed the sum of the Principal Amount plus the coupon payments. Under no circumstances, regardless of the extent to which the price of any Reference Stock appreciates, will your return exceed the total amount of the coupon payments. In some cases, you may earn significantly less by investing in the Notes than you would have earned by investing in an instrument directly linked to the performance of the Reference Stocks.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. All payments to be made on the Notes, including coupons and any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

If a Trigger Event occurs with respect to any Reference Stock, your return will be based on the Final Return of the Least Performing Reference Stock.

The performance of any of the Reference Stocks may cause a Trigger Event to occur. If the Notes are not automatically called and a Trigger Event occurs, your return will be based on the Final Return of the Least Performing Reference Stock without regard to the performance of the other Reference Stocks. As a result, you could lose all or some of your Principal Amount if a Trigger Event occurs, even if there is an increase in the price of the other Reference Stocks.

The Notes may be automatically called prior to the Maturity Date.

If the Notes are automatically called early, the holding period over which you will receive coupon payments could be as little as 3 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

Since the Notes are linked to the performance of more than one Reference Stock, you will be fully exposed to the risk of fluctuations in the prices of each Reference Stock.

Since the Notes are linked to the performance of more than one Reference Stock, the Notes will be linked to the individual performance of each Reference Stock. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the prices of the Stocks to the same degree for each Reference Stock. For example, in the case of Notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Reference Stocks would not be combined to calculate your return and the depreciation of any of the Reference Stocks would not be mitigated by the appreciation of the other Reference Stocks. Instead, your return would depend on the Least Performing Reference Stock.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the payments due on the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Stocks and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 3 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such

reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

Risk Associated with Limited Historical Information relating to PYPL.

PYPL commenced trading on July 6, 2015. Because this Reference Stock has a limited trading history, your investment in the Notes may involve a greater risk than investing in a security linked only to equity securities with a more established record of performance.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Price of any Reference Stock relative to its Initial Price. We cannot predict the Official Closing Price of any of the Reference Stocks on the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Stocks or return on the Notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below and the examples of hypothetical payments set forth on the following page are based on the following assumptions:

▶	Principal Amount:	$1,000
▶	Hypothetical Initial Price:	$100 with respect to each of Reference Stock
▶	Trigger Price:	$80.00, or 80% of the Initial Price of each Reference Stock
▶	Hypothetical Annual Coupon Rate " (paid quarterly):	10.50% per annum, to be paid 2.625% of the Principal Amount per quarter (the actual Annual Coupon Rate will be determined on the Pricing Date)
▶	Term	12 months

* The hypothetical Initial Price of $100.00 used in the table and examples below has been chosen for illustrative purposes only and does not represent the actual Initial Price of any Reference Stock. The actual Initial Price of each Reference Stock will be determined on the Pricing Date and set forth in the final pricing supplement to which this free writing prospectus relates.

Summary of the Examples

The table below illustrates the total payment on the Notes on a $1,000 investment in the Notes for a hypothetical range of the Least Performing Reference Stock's Final Returns from -100% to +100%, assuming that the Notes are not called prior to maturity. The following results are based solely on the assumptions outlined below. You should consider carefully whether the Notes are suitable to your investment goals.

Least Performing Reference Stock's Final Return	Hypothetical Total Coupon Paid Over the Term of the Notes[1]	Hypothetical Final Settlement Value	Hypothetical Total Payments on the Notes		Hypothetical Total Return on the Notes	
100.00%	$105.00	$1,000	$1,105.00		10.50%	
90.00%	$105.00	$1,000	$1,105.00		10.50%	
80.00%	$105.00	$1,000	$1,105.00		10.50%	
70.00%	$105.00	$1,000	$1,105.00		10.50%	
60.00%	$105.00	$1,000	$1,105.00		10.50%	
50.00%	$105.00	$1,000	$1,105.00		10.50%	
40.00%	$105.00	$1,000	$1,105.00		10.50%	
30.00%	$105.00	$1,000	$1,105.00		10.50%	
20.00%	$105.00	$1,000	$1,105.00		10.50%	
10.00%	$105.00	$1,000	$1,105.00		10.50%	
0.00%	$105.00	$1,000	$1,105.00		10.50%	
-10.00%	$105.00	$1,000	$1,005.00		0.50%	
-20.00%	**$105.00**	**$1,000**	**$905.00**		**-9.50%**	
-30.00%	$105.00	$700	$805.00	*	-19.50%	*
-40.00%	$105.00	$600	$705.00	*	-29.50%	*
-50.00%	$105.00	$500	$605.00	*	-39.50%	*
-60.00%	$105.00	$400	$505.00	*	-49.50%	*
-70.00%	$105.00	$300	$405.00	*	-59.50%	*
-80.00%	$105.00	$200	$305.00	*	-69.50%	*
-90.00%	$105.00	$100	$205.00	*	-79.50%	*
-100.00%	$105.00	$0	$105.00	*	-89.50%	*

[1] The Hypothetical Annual Coupon Rate is 10.50% and if the Notes have been held to maturity, the hypothetical total amount of the coupons paid on the Notes as of the Maturity Date will equal $105.00, with coupon payments of $26.25 made on each Coupon Payment Date.

* The total payment on the Notes and the total return on the Notes are calculated based on the Final Price of the Least Performing Reference Stock.

Hypothetical Examples of Payments on the Notes

In addition to the payment upon an automatic call or at maturity, you will be entitled to receive coupon payments quarterly on each Coupon Payment Date, up to and including the Maturity Date (or the Call Payment Date corresponding to an Observation Date on which the Notes are automatically called, if applicable).

The examples provided herein are for illustration purposes only. The actual payments on the Notes will depend on whether the Notes are automatically called and if a Trigger Event occurs and, if so, the Final Return of the Least Performing Reference Stock. You should not take these examples as an indication of potential payments. It is not possible to predict whether the Notes will be automatically called and whether a Trigger Event will occur and, if so, to what extent the Final Return of the Least Performing Reference Stock will be less than its Trigger Price.

Example 1: The Notes are not automatically called and a Trigger Event occurs.

Reference Stock	Initial Price	Final Price
MSFT	$100.00	$60.00 (60.00% of Initial Price)
PYPL	$100.00	$40.00 (40.00% of Initial Price)

Since the Final Price of at least one Reference Stock is below its Trigger Price on the Final Valuation Date, a **Trigger Event occurs**. PYPL has the lowest Final Return and is the Least Performing Reference Stock.

Therefore, the Final Return of the Least Performing Reference Stock =

$$\frac{\text{Final Price of PYPL} - \text{Initial Price of PYPL}}{\text{Initial Price of PYPL}}$$

= ($40.00 – $100.00) / $100.00= -**60.00%**

Final Settlement Value = $1,000 + ($1,000 x -60.00%) = $400.00

Therefore, with the total coupon payments of $105.00 over the term of the Notes, the total payment on the Notes is $505.00.

Example 2: The Notes are not automatically called and a Trigger Event does not occur.

Reference Stock	Initial Price	Final Price
MSFT	$100.00	$90.00 (90.00% of Initial Price)
PYPL	$100.00	$92.00 (92.00% of Initial Price)

Since the Final Price of neither Reference Stock is below its Trigger Price, a Trigger Event does not occur. Therefore, the Final Settlement Value equals $1,000. Additionally, with the total coupon payments of $105.00 over the term of the Notes, the total payment on the Notes is $1,105.00.

Example 3: The Notes are automatically called on the first Observation Date.

Reference Stock	Initial Price	Final Price
MSFT	$100.00	$110.00 (110.00% of Initial Price)
PYPL	$100.00	$160.00 (160.00% of Initial Price)

Since the Official Closing Price of each of the Reference Stocks is at or above its respective Initial Price on the First Observation Date, the Notes are automatically called. Therefore, you would receive on the corresponding Call Payment Date the Principal Amount of $1,000 plus the coupon payment of $26.25 owed to you on that date. As a result, on the first Call Payment Date, you would be entitled to receive a total payment of $1,026.25. Once the Notes are automatically called, they will no longer remain outstanding and there will not be any further coupon payments on the Notes.

INFORMATION RELATING TO THE REFERENCE STOCKS

Description of Microsoft Corporation

Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software. The company also develops video game consoles and digital music entertainment devices.

Information filed by the Reference Stock with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-37845 or its CIK Code: 0000789019.

Historical Performance

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices, on the relevant exchange, of this Reference Stock for each quarter in the period from January 2, 2008 through March 7, 2018. We obtained the data in this table from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny.

The graph below illustrates the daily performance of this Reference Stock from January 2, 2008 through March 7, 2018 based on information from the Bloomberg Professional® service. *Historical prices and past performance of this Reference Stock is not indicative of its future performance.*



QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	35.60	26.99	28.38
June 30, 2008	31.65	27.12	27.51
September 30, 2008	28.13	24.57	26.69
December 31, 2008	26.69	17.53	19.44
March 31, 2009	20.76	15.15	18.37
June 30, 2009	24.07	18.37	23.77
September 30, 2009	25.94	22.39	25.89
December 31, 2009	31.37	24.64	30.49
March 31, 2010	31.10	27.72	29.27
June 30, 2010	31.39	23.01	23.01
September 30, 2010	26.33	23.01	24.49
December 31, 2010	28.30	23.91	27.92
March 31, 2011	28.83	24.78	25.36
June 30, 2011	26.72	23.69	26.00
September 30, 2011	28.07	23.98	24.89
December 31, 2011	27.31	24.30	25.96
March 31, 2012	32.85	25.96	32.25
June 30, 2012	32.42	28.45	30.59
September 30, 2012	31.46	28.63	29.78
December 31, 2012	30.01	26.34	26.73
March 30, 2013	28.61	26.46	28.61
June 30, 2013	35.67	28.56	34.53
September 30, 2013	36.25	31.16	33.31
December 31, 2013	38.94	33.01	37.43
March 31, 2014	40.99	34.99	40.99
June 30, 2014	42.25	39.06	41.70
September 30, 2014	47.52	41.67	46.36
December 31, 2014	49.61	42.74	46.45
March 31, 2015	47.59	40.40	40.66
June 30, 2015	49.16	40.29	44.15
September 30, 2015	47.58	40.47	44.26
December 31, 2015	56.55	44.26	55.48
March 31, 2016	55.48	49.28	55.23
June 30, 2016	56.46	48.43	51.17
September 30, 2016	58.30	51.16	57.60
December 31, 2016	63.62	56.92	62.14
March 31, 2017	65.86	62.14	65.86
June 30, 2017	72.52	64.95	68.93
September 30, 2017	75.44	68.17	74.49
December 31, 2017	86.85	74.26	85.54
March 7, 2018.*	95.42	85.01	94.43

* This document includes, for the first calendar quarter of 2018, data for the period from January 1, 2018 through March 7, 2018. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2018.

Description of PayPal Holdings, Inc.

PayPal Holdings, Inc. operates as a technology platform company that enables digital and mobile payments on behalf of consumers and merchants. The company offers online payment solutions. PayPal Holdings, Inc. commenced trading on July 6, 2015 and therefore has a limited historical performance. Information filed by PYPL with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-36859 or its CIK Code: 0001633917.

Historical Performance

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices, on the relevant exchange, of this Reference Stock for each quarter in the period from July 6, 2015 through March 7, 2018. We obtained the data in this table from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny.

The graph below illustrates the daily performance of this Reference Stock from July 6, 2015 through March 7, 2018 based on information from the Bloomberg Professional® service. ***Historical prices and past performance of this Reference Stock is not indicative of its future performance.***

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
September 30, 2015	40.47	30.63	31.04
December 31, 2015	37.90	31.04	36.20
March 31, 2016	41.32	31.20	38.60
June 30, 2016	40.31	34.20	36.51
September 30, 2016	41.06	35.93	40.97
December 31, 2016	44.15	38.34	39.47
March 31, 2017	43.54	39.31	43.02
June 30, 2017	54.39	42.49	53.67
September 30, 2017	65.08	52.87	64.03
December 31, 2017	78.57	64.01	73.62
March 7, 2018.*	85.45	72.32	79.87



* This document includes, for the first calendar quarter of 2018, data for the period from January 1, 2018 through March 7, 2018. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2018.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in "Payment at Maturity" in this free writing prospectus and (ii) any accrued but unpaid interest payable based upon the Coupon Rate calculated using the actual number of days in the applicable Coupon Payment Period, and on the basis of a 360-day year. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Final Return for each Reference Stock, and the accelerated maturity date will be the third business day after the accelerated Final Valuation Date. If a market disruption event exists with respect to a Reference Stock on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days. For the avoidance of doubt, if no market disruption event exists with respect to a Reference Stock on the scheduled trading day preceding the date of acceleration, the determination of such Reference Stock's Final Return will be made on such date, irrespective of the existence of a market disruption event with respect to the other Reference Stock occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities—Senior Debt Securities—Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.00% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, each Note should be treated as (i) a put option written by you (the "Put Option") that permits us to settle the Put Option in shares of the Least Performing Reference Stock, or at our option, the cash value of those shares, and (ii) a deposit with us of cash in an amount equal to the Principal Amount of the Note (the "Deposit") to secure your potential obligation under the Put Option, as described in the prospectus supplement under the heading "U.S. Federal Income Tax Considerations – Tax Treatment of U.S. Holders –Certain Notes Treated as Put Option and a Deposit or an Executory Contract – Certain Notes Treated as a Put Option and a Deposit." We intend to treat the Notes consistent with this approach, and we intend to treat the Deposits as non-contingent debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat each Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Because there are no statutory provisions, regulations, published rulings or judicial

decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. We do not plan to request a ruling from the Internal Revenue Service (the "IRS") regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this free writing prospectus.

We will not attempt to ascertain whether any of the issuers of the Reference Stocks would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the issuers of the Reference Stocks were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the issuers of the Reference Stocks and consult your tax advisor regarding the possible consequences to you if one or more of the issuers of the Reference Stocks is or becomes a PFIC or a USRPHC.

U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders – Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). For purposes of dividing the Annual Coupon Rate of at least 10.50% (to be determined on the Pricing Date) on the Notes among interest on the Deposit and Put Premium, [●]% constitutes interest on the Deposit and [●]% constitutes Put Premium.

If the Notes are redeemed prior to maturity, you should recognize the total Put Premium received as short-term capital gain at that time.

Non-U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of coupon payments on the Notes is uncertain, the entire amount of the coupon payment will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

Free Writing Prospectus

General FWP-7
Payment on the Notes FWP-7
Investor Suitability FWP-8
Risk Factors FWP-9
Illustrative Examples FWP-12
Information Relating to the Reference Stocks FWP-16
Events of Default and Acceleration FWP-19
Supplemental Plan of Distribution (Conflicts of Interest) FWP-19
U.S. Federal Income Tax Considerations FWP-19

Stock-Linked Underlying Supplement

Risk Factors S-1
Additional Terms of the Notes S-7
Information Regarding the Reference Stocks and the Reference Stock Issuers S-13

Prospectus Supplement

Risk Factors S-1
Pricing Supplement S-10
Description of Notes S-12
Use of Proceeds and Hedging S-36
Certain ERISA Considerations S-37
U.S. Federal Income Tax Considerations S-39
Supplemental Plan of Distribution (Conflicts of Interest) S-61

Prospectus

About this Prospectus 1
Risk Factors 2
Where You Can Find More Information 3
Special Note Regarding Forward-Looking Statements 4
HSBC USA Inc. 7
Use of Proceeds 8
Description of Debt Securities 9
Description of Preferred Stock 20
Description of Warrants 30
Description of Purchase Contracts 33
Description of Units 36
Book-Entry Procedures 35
Limitations on Issuances in Bearer Form 40
U.S. Federal Income Tax Considerations Relating to Debt Securities 41
Plan of Distribution (Conflicts of Interest) 49
Notice to Canadian Investors 52
Notice to EEA Investors 53
Notice to UK Investors 54
UK Financial Promotion 54
Certain ERISA Matters 55
Legal Opinions 57
Experts 58

HSBC USA Inc.

$ Autocallable Yield Notes

March 13, 2018

Free Writing Prospectus